UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): March 18, 2019 (March 17, 2019)

Worldpay, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-35462	26-4532998
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8500 Governor’s Hill Drive

Symmes Township, Ohio 45249

(Address of principal executive offices, including zip code)

(513) 900 - 5250

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On March 17, 2019, Worldpay, Inc. (“Worldpay”), Fidelity National Information Services, Inc. (“FIS”) and Wrangler Merger Sub, Inc., a wholly-owned subsidiary of FIS (“Merger Sub”), entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Worldpay (the “Merger”), with Worldpay being the surviving corporation in the Merger and continuing as a wholly-owned subsidiary of FIS.

The board of directors of each of Worldpay and FIS has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger.

Merger Consideration

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of the Class A common stock of Worldpay, par value $0.00001 per share (“Worldpay Class A Common Stock”), issued and outstanding immediately prior to the Effective Time, except for shares of Worldpay Class A Common Stock owned by Worldpay as treasury stock or otherwise owned by Worldpay, FIS or any of their respective subsidiaries (other than any Exception Shares (as defined in the Merger Agreement)) and Dissenting Shares (as defined in the Merger Agreement), if any, will be converted into the right to receive 0.9287 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of FIS (“FIS Common Stock” and, such shares, the “Share Consideration”) and $11.00 in cash (the “Cash Consideration” and, together with the Share Consideration, the “Merger Consideration”). The shares of FIS Common Stock to be issued in the Merger will be listed on The New York Stock Exchange (“NYSE”).

In addition, at the Effective Time, Worldpay’s equity awards will be converted into corresponding equity awards with respect to shares of FIS Common Stock (the “Converted Awards”) pursuant to an exchange ratio that is designed to maintain the intrinsic value of the award immediately prior to the Effective Time. With respect to Worldpay equity awards that have terms providing for vesting upon satisfaction of performance criteria, the conversion will be based on achievement levels specified in the Merger Agreement. Following the Effective Time, the Converted Awards will vest based on continued service and will continue to be governed by the same terms and conditions as were applicable to the corresponding Worldpay equity awards prior to the Effective Time (including with respect to accelerated vesting upon a qualifying termination following the Effective Time).

Pursuant to Section 2.2(b) of the Exchange Agreement, dated as of March 21, 2012, by and among Worldpay, Worldpay Holdings, LLC and the other parties thereto (the “Exchange Agreement”), as a result of the Merger Agreement and contemplated Merger, Worldpay will, to the extent it is necessary or advisable, deliver notice to exercise a mandatory exchange of Worldpay Holdings, LLC’s outstanding Class B Units.

Governance of the Combined Company

At the Effective Time, the board of directors of FIS (the “FIS Board”) will be expanded to twelve directors, consisting of (i) seven individuals who serve on the FIS Board as of immediately prior to the Effective Time, six of whom will be independent directors of FIS and one of whom will be the Chief Executive Officer of FIS as of immediately prior to the Effective Time (the “FIS CEO”), and (ii) five individuals who serve on the board of directors of Worldpay as of immediately prior to the Effective Time (each, a “Worldpay Designated Director”), four of whom will be independent directors of, and designated by, Worldpay and one of whom will be the Chief Executive Officer of Worldpay as of immediately prior to the Effective Time (the “Worldpay CEO”). In addition, the Merger Agreement provides that (a) at the Effective Time, a Worldpay Designated Director, other than the Worldpay CEO, will be appointed as the Lead Independent Director of the FIS Board and (b) if any Worldpay Designated Director ceases to serve as a director on the FIS Board during the two-year period immediately following the Effective Time, then the remaining Worldpay Designated Directors then serving on the FIS Board will have the right to propose up to two individuals to replace the departing Worldpay Designated Director, and the Corporate Governance and Nominating Committee of the FIS Board will be required to consider in good faith such individuals proposed by the Worldpay Designated Directors as a replacement for the departing Worldpay Designated Directors and for inclusion in a slate of nominees to be presented to the FIS Board or shareholders of FIS, as applicable.

At and following the Effective Time, the FIS CEO will continue to serve as the President and Chief Executive Officer of FIS and the Chairman of the FIS Board, and the Worldpay CEO will become an executive of FIS and serve as the Executive Vice Chairman of the FIS Board until at least the one year anniversary of the Effective Time. In addition, at the Effective Time, at least one Worldpay Designated Director will be appointed to serve on each standing committee of the FIS Board.

Conditions to the Merger

Completion of the Merger is subject to the satisfaction or waiver of customary closing conditions for both parties, including (i) the adoption of the Merger Agreement by the requisite vote of the stockholders of Worldpay; (ii) the approval of the issuance of shares of FIS Common Stock pursuant to the Merger Agreement (the “Share Issuance”) by the requisite vote of the shareholders of FIS; (iii) the authorization for listing on the NYSE of the shares of FIS Common Stock to be issued in the Share Issuance, subject to official notice of issuance; (iv) a prospectus in respect of the shares of FIS Common Stock issuable in the Share Issuance, if required, being approved by the U.K. Financial Conduct Authority (the “FCA”) or other applicable governmental entity; (v) the effectiveness of the registration statement on Form S-4 registering the Share Issuance (the “S-4”) and the absence of any stop order or proceedings by the U.S. Securities and Exchange Commission (“SEC”) with respect thereto; (vi) the absence of any order, injunction or decree issued by any governmental entity of competent jurisdiction preventing the consummation of the Merger, as well as the absence of any law prohibiting or making illegal the consummation of the Merger; and (vii) the receipt of specified regulatory approvals or the expiration or termination of applicable waiting periods, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of applicable non-U.S. competition clearances, as well as the requisite approval of the FCA and the Dutch central bank.

In addition, the obligation of each of Worldpay and FIS to consummate the Merger is conditioned on the accuracy and correctness of the representations and warranties made by the other party on the date of the Merger Agreement and on the Closing Date (as defined in the Merger Agreement) or, if applicable, an earlier date (subject to certain “materiality” and “material adverse effect” qualifications set forth in the Merger Agreement with respect to such representations and warranties) and the performance by the other party in all material respects of its obligations under the Merger Agreement.

Certain Other Terms of the Merger Agreement

The Merger Agreement includes covenants, applicable to both parties, under which each party has agreed, subject to certain limitations and exceptions set forth in the Merger Agreement, (i) not to solicit, initiate, seek or support or knowingly encourage or facilitate any inquiries or proposals concerning any acquisition proposal with respect to such party, (ii) not to (A) engage or participate in any negotiations with any third party concerning any acquisition proposal with respect to such party or (B) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any third party relating to any acquisition proposal with respect to such party, (iii) that, in the case of Worldpay, the board of directors of Worldpay will recommend that the Worldpay stockholders adopt the Merger Agreement and approve the Merger and that, in the case of FIS, the FIS Board will recommend that the FIS shareholders approve the Share Issuance, (iv) that each such board will not withdraw, change, qualify or modify in a manner adverse to the other party such recommendation or take certain other adverse actions with respect to such recommendation and (v) to use its reasonable best efforts to obtain required governmental and regulatory approvals.

In addition, pursuant to the Merger Agreement, each of Worldpay and FIS has agreed to call and hold a meeting of its stockholders or shareholders, as applicable, for the purpose of obtaining the requisite stockholder or shareholder approval, as applicable, as soon as reasonably practicable after the S-4 is declared effective under the Securities Act of 1933, as amended (“Securities Act”), and a prospectus, if required by law, is approved by the FCA.

The Merger Agreement contains certain termination rights for each of Worldpay and FIS, including the right of Worldpay and FIS to terminate the Merger Agreement in the event that (i) the Merger is not consummated on or before March 17, 2020 (as such date may be extended to June 17, 2020 by either party under certain circumstances in which the requisite regulatory approvals have not been obtained but all of the other closing conditions set forth in the Merger Agreement have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the closing)), (ii) the requisite approval of the stockholders of Worldpay or the shareholders of FIS is not obtained at the duly convened meeting of the stockholders of Worldpay or shareholders of FIS, as applicable, (iii) any governmental entity issues a final non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or (iv) the other party breaches any of its covenants or agreements or any of its representations or warranties to the extent such breach would result in the failure of a closing condition and such breach is not cured within a specified cure period or is not curable.

In addition, each of Worldpay and FIS has the right to terminate the Merger Agreement prior to the non-terminating party obtaining the requisite approval of its stockholders or shareholders, as applicable, if the non-terminating party’s board of directors has changed its recommendation with respect to the transaction or taken certain other adverse actions with respect to its recommendation. The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, including termination by either party as a result of a change of recommendation by the non-terminating party’s board of directors, the terminating party has the right to receive a termination fee equal to $1 billion in cash.

The Merger Agreement contains customary representations and warranties made by each of Worldpay and FIS, and also contains customary pre-closing covenants applicable to the conduct of business by both parties, including mutual covenants to operate its businesses in the ordinary course consistent with past practice in all material respects and to refrain from taking certain actions without the other party’s consent.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Worldpay or FIS or their respective businesses. Investors should note that the representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement. In addition, the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by each of Worldpay and FIS in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Worldpay and FIS rather than establishing matters as facts, are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors and were made only as of the date of the Merger Agreement (or such other date or dates as may be specified in the Merger Agreement). Accordingly, the representations and warranties in the Merger Agreement should not be relied upon as characterizations of the actual state of facts about Worldpay or FIS.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 17, 2019, the compensation committee of the board of directors of Worldpay approved the amendment and restatement of the Worldpay, Inc. Executive Severance Plan, which plan covers Worldpay’s executive officers. The amendment and restatement effected certain procedural, administrative and tax-related changes which would be applicable following a change in control of Worldpay (which will occur upon the Effective Time). In addition, the amendment and restatement provides that (i) following a change of control, severance benefits under the plan will be determined without regard to any reduction in target annual bonuses and (ii) plan participants will have “good reason” to resign and receive severance benefits under the plan in the event of a material diminution of cash compensation, even if such reduction is part of an across-the-board reduction.

On March 17, 2019, the compensation committee of the board of directors of Worldpay approved the amendment of the 2018 Performance Share Unit Acquisition Award Agreements under Worldpay, Inc.’s 2012 Equity Incentive Plan (which awards are held by each of the Worldpay executive officers). The amendment clarifies that, in the event that the holder of the award terminates his or her employment for “Good Reason” during the twenty four month period following a Change of Control (as defined in the 2012 Equity Incentive Plan), and such Change of Control occurs prior to March 1, 2021, the outstanding unvested units subject to the award at that time would fully accelerate and vest. The “Good Reason” definition utilized was previously included in the agreement and generally encompasses material adverse changes to the terms and conditions of the holder’s employment. This amendment conforms the treatment under these awards upon such a “Good Reason” termination occurring following a Change of Control that occurs after March 1, 2021 as well as with the treatment of post Change of Control Good Reason terminations in the other equity awards held by Worldpay’s executive officers.

The foregoing summaries of the Amended and Restated Executive Severance Plan and the 2018 Performance Share Unit Acquisition Award Agreements do not purport to be complete and are qualified in their entirety by reference to the text of the Amended and Restated Executive Severance Plan and the 2018 Performance Share Unit Acquisition Award Agreements, copies of which will be filed as exhibits in Worldpay’s next Quarterly Report on Form 10-Q.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties, including statements regarding the ability of Worldpay and FIS to complete the proposed transaction. All statements other than statements of historical fact or relating to present facts or current conditions included in this Current Report on Form 8-K are forward-looking statements, including any statements regarding guidance and statements of a general economic or industry specific nature. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, guidance, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “could,” “should,” “will,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Current Report on Form 8-K are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you review and consider information presented herein, you should understand that these statements are not guarantees of future performance or results. These statements depend upon future events and are subject to risks, uncertainties (many of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors or events could affect our actual future performance, operations or results and cause them to differ materially from those anticipated in the forward-looking statements. Certain of these factors and other risks are discussed in our and FIS’s filings with the SEC and include, but are not limited to: (i) uncertainties as to the timing of the completion of the Merger; (ii) uncertainties as to whether the Merger will be completed; (iii) changes in our or FIS’s share prices before the completion of the Merger; (iv) that the businesses of Worldpay and FIS will not be integrated successfully or that such integration may take longer than anticipated; (v) that the cost savings and any synergies from the Merger may not be fully realized or may take longer to realize than expected; (vi) potential operating costs, customer loss and business disruption occurring prior to completion of the Merger or if the Merger is not completed; (vii) the effect of the announcement of the Merger on our or FIS’s business relationships, operating results and business generally; (viii) the failure to satisfy conditions to completion of the Merger, including the receipt of all required regulatory and stockholder approvals; (ix) difficulty in retaining certain key employees as a result of the Merger; (x) our ability to adapt to developments and change in our industry; (xi) competition; (xii) unauthorized disclosure of data or security breaches; (xiii) systems failures or interruptions; (xiv) implementation of our new acquiring platform; (xv) our ability to expand our market share or enter new markets; (xvi) the outcome and negotiations in respect of Brexit; (xvii) our ability to successfully integrate the businesses of our predecessor companies; (xviii) our ability to identify and complete acquisitions and partnerships; (xix) failure to comply with applicable requirements of Visa, MasterCard or other payment networks or card schemes or changes in those requirements; (xx) our ability to pass along fee increases; (xxi) termination of sponsorship or clearing services; (xxii) loss of clients or referral partners; (xxiii) geopolitical, regulatory, tax and business risks associated with our international operations; (xxiv) economic and political uncertainty; (xxv) reductions in overall consumer, business and government spending; (xxvi) fraud by merchants or others; (xxvii) a decline in the use of credit, debit or prepaid cards; (xxviii) consolidation in the banking and retail industries; (xxix) our ability to mitigate risk; (xxx) government regulation, including regulation aimed at protecting consumer information and banking regulation; (xxxi) changes in tax laws; (xxxii) changes in foreign currency exchange rates; (xxxiii) outcomes of pending or future litigations or investigations; and (xxxiv) our dual-listings with the NYSE and LSE. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual results may vary in material respects from those projected or expected in any forward-looking statements. More information on potential factors and events that could affect our financial results and performance are included from time to time in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Worldpay’s and FIS’s periodic reports filed with the SEC, including each of Worldpay’s and FIS’s most recently filed Annual Report on Form 10-K and its subsequent filings with the SEC.

Any forward-looking statement made by us in this Current Report speaks only as of the date of this Current Report. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable law.

Additional Information and Where to Find It

This Current Report on Form 8-K may be deemed to be solicitation material in respect of the Merger and the Share Issuance. In connection with the Share Issuance, FIS expects to file a registration statement on Form S-4 that will include a joint proxy statement of Worldpay and FIS and a prospectus of FIS with the SEC. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Worldpay or FIS may file with the SEC. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WORLDPAY, FIS, THE MERGER, THE SHARE ISSUANCE AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed by Worldpay and FIS with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed by Worldpay or FIS with the SEC at http://investor.worldpay.com/ or http://www.investor.fisglobal.com/investor-overview.

Participants in the Solicitation

Worldpay, FIS and their respective directors, officers and employees may be considered participants in the solicitation of proxies in respect of the Merger and the Share Issuance. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Merger and the Share Issuance, including names, affiliations and a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Information concerning the interests of Worldpay’s and FIS’s participants in the solicitation, may, in some cases, be different than those of Worldpay’s stockholders and FIS’s shareholders, respectively. Information regarding Worldpay’s directors and executive officers is available in its proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2018, and information regarding FIS’s directors and executive officers is available in its proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on April 20, 2018.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of March 17, 2019, by and among Fidelity National Information Services, Inc., Wrangler Merger Sub, Inc. and Worldpay, Inc. *

*

The schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Worldpay agrees to furnish a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be filed on its behalf by the undersigned hereunto duly authorized.

WORLDPAY, INC.

Date: March 18, 2019	By:	/s/ JARED WARNER
	Name:	Jared Warner
	Title:	Assistant Secretary